EXHIBIT 12

THE STANLEY WORKS AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the fiscal years ended December 31, 2005, January 1, 2005, January 3, 2004,
December 28, 2002, and December 29, 2001
(Millions of Dollars)

	Fiscal Year
	2005	2004	2003	2002	2001
Earnings from continuing operations before income taxes	$358.2	$324.2	$118.1	$223.8	$200.1
Add:
Interest expense	40.4	38.6	34.1	28.1	32.1
Portion of rents representative of interest factor	12.7	9.7	7.3	6.0	7.3
Amortization of expense on long-term debt	—	—	—	0.1	0.4
Deduct:
Capitalized Interest	—	—	—	—	(0.1)
Income as adjusted	$411.3	$372.5	$159.5	$258.0	$239.8

Fixed charges:
Interest expense	$40.4	$38.6	$34.1	$28.1	$32.1
Portion of rents representative of interest factor	12.7	9.7	7.3	6.0	7.3
Amortization of expense on long-term debt	—	—	—	0.1	0.4
Capitalized interest	—	—	—	—	0.1
Fixed charges	$53.1	$48.3	$41.4	$34.2	$39.9
Ratio of earnings to fixed charges	7.7	7.7	3.9	7.5	6.0